Exhibit 99.1


                          HEALTHCARE TECHNOLOGIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 20, 2004, at 10:30 AM (Israel time), the Annual General Meeting (the "MEETING") of the shareholders of Healthcare Technologies Ltd. (the "COMPANY" or "HEALTHCARE") will be held at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

     1. Election of Two Class B Directors and Two Class D Directors.

     2. Re-Election of an External Director.

     3. Approval of the Terms of the Professional Services Agreement between Gamida For Life (Israel) Ltd. ("GAMIDA ISRAEL") and the Company.

     4. Approval of re-grant of options to Mr. Yacob Ofer, a member of the Company's Board of Directors (the "BOARD OF DIRECTORS") and the Chief Executive Officer of Gamidor Diagnostics (1984) Ltd. ("GAMIDOR"), a subsidiary of the Company, to acquire up to 62,500 ordinary shares of the Company.

     5. Approval of payments to Eliezer Helfan, a member of the Board of Directors.

     6. Approval of payments to Ethan Rubenstein, a member of the Board of Directors.

     7. Appointment of Independent Public Accountants.

     8. Receipt of Management's Report on the business of the company for the year ended December 31, 2003, and the transaction of such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on November 18, 2004 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2003, together with the report of the auditors thereon are attached hereto. In accordance with Israeli law, copies of such financial statements are also available for review by shareholders, upon request of the Company, on each business day during the period from November 15 - December 20, 2004 between the hours 10:00 AM and 2:00 PM at the offices of the Company at 32 HaShaham Street, Petach Tikva 49170, Israel.

By Order of the Board of Directors


Daniel Kropf
Chairman of the Board of Directors
November 14, 2004

                          HEALTHCARE TECHNOLOGIES LTD.

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 20, 2004


     This Proxy Statement is being furnished to the shareholders of Healthcare Technologies Ltd., an Israeli company ("HEALTHCARE" or the "COMPANY"), in connection with the solicitation of proxies by the board of directors of Healthcare (the "BOARD OF DIRECTORS"), for use at the Annual General Meeting of the Company's Shareholders to be held on December 20, 2004, and any adjournment thereof (the "MEETING"). This Proxy Statement and the accompanying form of proxy are being mailed to shareholders of Healthcare on or about November 22, 2004.

     The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

VOTING

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, he can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

     Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

The Meeting will be held on December 20, 2004, at 10:30 AM (Israel time), at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone +972-3-927-7227).

RECORD DATE; SHARES ENTITLED TO VOTE

Record Shareholders of Healthcare at the close of business on November 18, 2004 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting.

At the Record Date, 7,702,832 Ordinary Shares, nominal value NIS 0.04 per share (the "ORDINARY SHARES"), of Healthcare were outstanding and entitled to vote at the Meeting. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to December 27, 2004, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.


VOTE REQUIRED

Each of Proposals No. 1, 4, 5, 6, 7 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal (an "ORDINARY MAJORITY").

The resolution on Proposal No. 2 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not "controlling shareholders" (as such term is defined the Israeli Securities Law, 1968) (the "CONTROLLING SHAREHOLDERS") of the Company exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders that are not Controlling Shareholders (hereinafter an "ORDINARY AND ONE-THIRD NON-CONTROLLING SHAREHOLDERS MAJORITY").

The resolution on Proposal No. 3 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a "personal interest" (as such term is defined below) (a "PERSONAL INTEREST") in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an "ORDINARY ONE-THIRD DISINTERESTED SHAREHOLDER MAJORITY").

For the purpose of Proposal No. 3, "personal interest" is defined in the Israel Companies Law, 1999 (the "COMPANIES LAW") as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including
(i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of November 1, 2004, all shareholders known to the Company to own beneficially more than 5% of the Company's Ordinary Shares. As of November 1, 2004, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares of the Company, other than as detailed below:


                                        Number of Ordinary    Percentage of Ordinary Shares
Name and Address                          Shares Owned           Owned Outstanding (1)
----------------                          ------------           ---------------------

Gamida For Life B.V.(2)(3)
Drentestraat 24BG                           4,944,754                64%
1083 HK Amsterdam
The Netherlands

----------

          (1) Based on 7,702,832 Ordinary Shares outstanding on November 1,
     2004.

          (2) Gamida For Life BV ("GAMIDA") is the principal holding company of the Gamida group (formerly: the Eryphile Group) which engages in the research, development, production and distribution of products and services for health care in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's share ownership had increased by 18% in October 2001, mainly due to a private placement. During 2003 Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 Ordinary Shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by the Trust Company of United Mizrachi Bank (the "BANK") as security for a loan advanced to Gamida by the Bank. The pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

          (3) Mr. Daniel Kropf, who serves as Chairman of the Board of Directors is the controlling shareholder of the parent company of Gamida.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Non-Executive Directors

The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $4,000 per person in 2003 on account of all services as directors, including participation in board and audit committee proceedings. The members of the Board of Directors do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2003 were Professors Varda Rotter and Ethan Rubinstein and Messers. Rolando Eisen and Eliezer Helfan. Another non-executive director, Mr. Hillel Doudai, submitted his resignation as an External Director and member of the Company's audit committee (the "AUDIT COMMITTEE") in May 2003 for personal reasons and, in December 2003, the Company's shareholders appointed Mr. Elan Penn to replace him. In July 22, 2004, Prof. Samuel Penchas was appointed as member of the Board of Directors, and he is also a non-executive director.

Directors and Executive Officers Compensation in 2003

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the year ended December 31, 2003 and in respect of such year was approximately $915,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors, amounts expended by the Company for automobiles made available to its officers (excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance).

SECURITY OWNERSHIP OF MANAGEMENT:

As of November 1, 2004, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida).

In July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 PLAN") adopted by the Board of Directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan subject to certain adjustments. The 2000 Plan is administered by the Board of Directors either directly or upon the recommendation of the Company's Share Option Committee. The members of the Company's Share Option Committee are comprised of the members of the Audit Committee.

On August 28, 2003, the Board of Directors approved an amendment to the 2000 Plan, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Compliance with such amendments ensures lower tax liability to those optionees which are issued options following the amendment. An aggregate of 377,500 Ordinary Shares of the Company, which were reserved from the 2000 plan, are reserved for issuance under the amended plan subject to certain adjustment. Following the issuance of options to Eran Rotem and Moshe Reuveni during 2003, the remaining reserved options amount to 177,500.


The Audit Committee and the Board of Directors approved a re-grant of options to Mr. Yacob Ofer to purchase up to 62,500 Ordinary shares of the Company at an exercise price of USD $0.86, subject to a 3 year vesting schedule of 33 1/3 % each year commencing from the date of grant. The execution of issuance of such options is subject to approval of the Company's shareholders, as detailed in Proposal No. 4.

The following table sets forth, as of November 1, 2004, the number of options to acquire ordinary shares of the Company and/or its subsidiaries, owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:



NAME                      NO. OPTIONS                        EXERCISE PRICE      TERMINATION DATE
----                      -----------                        --------------      ----------------
Eliezer Helfan            20,000 (granted under the 2000          $1.00          February 2005
                          Plan)


Ethan Rubinstein          10,000 (granted under the 2000          $1.00          February 2005
                          Plan)


Luli Gurevich             30,000  (granted under the 2000         $1.00          The earlier of the date
                          Plan)                                                  on which he ceases to
                                                                                 serve as Danyel Biotech's
                                                                                 Chief Executive Officer
                                                                                 or 60 months from the
                                                                                 date of grant *

Moshe Reuveni             100,000 (granted under the              $0.35          180 days from the date of
                          amended 2000 Plan)                                     termination of Mr.
                                                                                 Reuveni's employment
                                                                                 agreement **

Eran Rotem                100,000  (granted under the             $0.38          180 days from the date of
                          amended 2000 Plan)                                     termination of Mr.
                                                                                 Rotem's employment
                                                                                 agreement ***


*    The options were granted on February 13, 2000.

** Four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

*** Five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

INTERESTS IN CERTAIN TRANSACTIONS

The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (other than transactions between the Company and its wholly owned subsidiaries or among the subsidiaries) has been at least as favorable to the Company as it could have negotiated with unrelated third parties.

ARRANGEMENTS WITH OFFICERS AND DIRECTORS

YACOB OFER

The Company and Mr. Yacob Ofer, a member of the Board of Directors and until January 2000 the Company's President and Chief Executive Officer, were parties to an employment agreement dated December 30, 1997 (the "EMPLOYMENT AGREEMENT"). Pursuant to the Employment Agreement, Mr. Ofer served as President and Chief Executive Officer of the Company. The Employment Agreement was terminated as of January 2000. As of January 2001, Mr. Ofer serves as the Chief Executive Officer of Gamidor in consideration for a fixed fee and customary social benefits.

PROFESSOR ETHAN RUBINSTEIN

Professor Rubinstein served as a scientific advisor to Pronto Technologies Ltd. ("PRONTO") from September 1989 until the end of December 2000 for an annual fee of $18,000.

In March and May of 2004, the Audit Committee and the Board of Directors, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2,000 in consideration of his engagement to attend Procognia UK Ltd.'s ("PROCOGNIA") board meeting in London regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. Final approval of such payment is still subject to shareholder approval as detailed in Proposal No. 6.

ELIEZER HELFAN

Mr. Helfan serves as a director and as a member of the Audit Committee. Mr. Helfan has also provided the Company with certain consulting services. In May 2001, the Audit Committee and Board of Directors approved an aggregate payment of approximately $22,000, primarily on account of his services in relation to Pronto's acquisition of Gamida Gen Ltd. ("GAMIDA GEN"). In March and May of 2004, the Audit Committee and Board of Directors, respectively, approved an aggregate payment of approximately $6,000 for the provision of legal services regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. Final approval of such payment is still subject to shareholder approval as detailed in Proposal No. 5.

ISRAEL AMIR

Mr. Amir serves as a director of the Company. He receives approximately $5,000 (plus value added tax) per month from the Company as consultancy fees. Pursuant to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1% to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the Board of Directors, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Board of Directors, and if Mr. Amir is serving as a director at such time, also by the Audit Committee and the Company's shareholders.

SERVICES ARRANGEMENTS

GAMIDA: Following approval by the Board of Directors and the Audit Committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of one hundred and twenty thousand US dollars ($120,000) or (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "FEES") to Gamida Israel. for the services of Mr. Daniel Kropf, as active chairman of the Board of Directors and Chief Executive Officer. The Fees are payable on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees are mutually terminable upon ninety (90) days prior written notice by either the Company or Gamida Israel. The Fees are paid with respect to Mr. Kropf's services commencing as of October 1, 1999. The Fees for the period from October 1999 through September 2004 were $10,000 per month, based on an aggregate payment of one hundred and twenty thousand US dollars ($120,000) per annum. On November 1, 2004 and On November 4, 2004, the Audit Committee and the Board of Directors, respectively, resolved to approve the payment of annual services fees at a fixed rate of $120,000 per annum to Gamida Israel in consideration for the services provided by Mr. Daniel Kropf, as Chairman of the Board of Directors. Such resolution is subject to shareholder approval as detailed in Proposal No. 3.

Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Board of Directors, the Audit Committee and the Company's shareholders. In March 2002, the Board of Directors, the Audit Committee and the Company's shareholders approved a revision of the foregoing arrangements effective as of January 2002, pursuant to which the Company is to provide its' affiliates and itself (the "GAMIDA GROUP") with the services previously rendered by Gamida Israel, and Gamida Group is to reimburse the Company for its proportionate share of the expenses for the provision of such services. Accordingly, the Company in 2003 received payment amounting to an annual sum of $72,000 from the Gamida Group (not including its subsidiaries) for such services.

MR. GARETH KEENE: Mr. Gareth Keene, a director of Gamida, provides legal services to the Company and its subsidiaries through Gamida Israel. During 2003, Mr. Keene provided such legal services at a cost amounting to approximately $44,000.


MOSHE REUVENI: Mr. Reuveni, the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

THE SAVYON TRANSACTION

Prior to the transaction described in this section (the "SAVYON TRANSACTION"), Pronto was called Savyon Diagnostics Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

On December 31, 2002, the Company and Pronto (which is in the process of merging into Gamidor) entered into agreements with the Levine Family Limited Partnership ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. ("SAVYON") for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2003, the remaining $0.5 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 24 consecutive monthly installments of $20 thousand each.

In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company.

As part of the Savyon transaction, the prior merger of between Pronto and Gamida Gen was cancelled.

Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

FINANCING ARRANGEMENTS

On October 24, 2001, the Board of Directors authorized the issuance of 2,000,000 Ordinary Shares to Gamida, at a purchase price of $0.79 per share, following approval of the shareholders' general meeting of October 21, 2001. During 2003, all of the shares issued to Gamida were registered for trading on the NASDAQ under an F-3 registration form.

In October 1999, the Board of Directors approved Pronto's acceptance of a loan from Bank Leumi Le Israel in an amount in Swiss Francs equivalent to $190,000 for a period of three years to be repaid in monthly installments. Pronto transferred such loan to Gamidor, which undertook to repay the loan directly to the bank and to execute a guarantee in favor of the bank for up to $190,000 of the sums owed by Pronto, subject to certain other terms and conditions. The loan was repaid on June 5, 2003.

PROCOGNIA FINANCING

In April 2002, Procognia Israel (formerly known as Glycodata) secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing was used to repay further such shareholders' loans.

For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., acquired 100% ownership of Procognia (Israel), in consideration for which we, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for our Procognia (Israel) shares, while the subsequent investors received preferred shares bearing certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia owning in the aggregate approximately 37% of Procognia's share capital.

During December 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than us. Following the completion of these transactions, our ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. We had the right to nominate one of Procognia's seven directors. As a result of this transaction, the Company recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million

In 2004, Procognia completed another round of financing in which the Company did not participate, thus diluting the Company's ownership interest in Procognia to approximately 4%. Owing to this dilution, the Company has lost its right to nominate a director on Procognia's board.

LEASE ARRANGEMENTS


The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are primarily located at leased premises in Ashdod, Petach-Tikva and Rehovot in Israel. The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which, as of August 1 2004, will be extended for an additional ten years, pursuant to which Savyon is leasing approximately 1,600 square meters in consideration for annual rental fees amounting to approximately $135,000 linked to the Israeli Consumer Price Iindex. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $120,000.

The Company's offices are located in Petach Tikva and are leased from Gamida Israel, a company controlled by Gamida. The Company leases 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israel Consumer Price Index, which includes rent and parking charges.

Gamidor's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. Gamidor leases approximately 265 square meters in consideration for an annual rental fee of approximately $50,000, linked to the Israel Consumer Price Index. Such lease currently extends until September 2007. In addition, Gamidor has extended its lease of a warehouse in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $29,000 for an additional period of 2 years until September 2005. Danyel Biotech Ltd.'s ("DANYEL") principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israel Consumer Price Index) for a period of five years, commencing June 1, 2000. In addition, Danyel extended its lease of a warehouse of approximately 270 square meters during 2003 for an annual rental fee of approximately $16,000 for a period of five additional years, ending June 30, 2008.

ACQUISITION OF GAMIDA GEN

In January 2001, the Company acquired all of the issued and outstanding shares of Gamida Gen in exchange for the issuance to the Gamida Gen shareholders of an aggregate of 1,000,000 ordinary shares of the Company. The acquisition agreement provided for the registration of these shares under the Securities Act of 1933, which registration was effective as of August 19, 2003. In addition, Gamida Gen's shareholders waived all claims against Gamida Gen (other than with respect to a employment agreement with Gamida Gen and one of its shareholders, and with respect to a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank provided by DMI Investments B.V., which was to be assumed by Healthcare subject to certain conditions and that were not met. In September 2004, the Company entered into an agreement by and among DMI Investments B.V. ("DMI"), the Company and Gamida Gen dated September 2004 pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.).

As part of the acquisition, Pronto waived Gamida Gen's debts with respect to services and rent amounting to approximately $300,000. The major shareholder of Gamida Gen was Gamida, which owned 88% of Gamida Gen's issued and outstanding share capital (including 15% that Gamida acquired for $320,000 from certain other shareholders of Gamida Gen following the execution of the acquisition agreement with the Company). The remaining 12% of Gamida Gen was owned by shareholders who were unaffiliated with the Company's shareholders.

Gamida Gen's aggregate outstanding debt to third parties (including banks) as of the date of the transaction was approximately $0.7 million, of which approximately $130,000 constituted debts to Gamida in respect of certain management and other services rendered.

In January 2001, the Company transferred all of the Gamida Gen shares to its wholly owned subsidiary, Pronto, in consideration for $750,000. Such transfer was effected primarily in order to facilitate a focused management structure and controlling position. By the end of 2001, the Company had merged Gamida Gen into Pronto. The merger was cancelled during 2003 due to the Savyon Transaction.



RECENT DEVELOPMENTS

SAVYON

For the year ended December 31, 2003, the results of Savyon were included in the Company's consolidated financial statements on a proportionate consolidation basis.

As of January 2004, Healthcare, which prior to such date had been reporting in accordance with Israel GAAP, has presented its financial statements in accordance with U.S. GAAP. This change is due to new regulations which have entered into effect in Israel. The major impact of this change for the first quarter stems from the method of reporting Savyon's operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under US GAAP in accordance with the equity method.

GAMIDOR GROUP MERGERS

In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

AFFERIX

In August 2003, Pronto, which is in the process of merging into Gamidor, invested in Afferix Ltd. ("AFFERIX"), by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. According to the bridge loan agreement, Pronto was to lend Afferix an aggregate of $300,000 in installments, convertible into approximately 40% of the share capital of Afferix. The bridge loan agreement entitled Pronto to designate up to three directors to Afferix's board of directors and to designate Afferix's managing director. It also entitled Pronto to certain veto rights regarding certain board and shareholders resolutions, and to certain pre-emptive rights, rights of first refusal, co-sale and bring along rights.

In December 2003, Pronto and Afferix amended the bridge loan agreement to the effect that Pronto is no longer required to loan to Afferix more than the $180,000 already advanced to Afferix. Moreover, it is now agreed that Pronto is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that Pronto shall not be able to demand repayment before December 31, 2004. The amendment stipulated that in the event Pronto converts the loan into shares, the number of shares to be issued to Pronto shall equal 60% of the number of shares that would have been issued to Pronto under the original agreement had Pronto advanced to Afferix the full amount of $300,000. The amendment further stipulates that Pronto shall only be entitled to designate one director to Afferix's board of directors.

IMMVARX

On June 29, 2004, the Company signed a term sheet with ImmvaRx Inc. ("IMMVARX") for the transfer by ImmvaRx to the Company of ImmvaRx's allergy therapies business. The term sheet provides ImmvaRx with the right to commence a tender offer for all outstanding shares of the Company no later than 30 months following the closing of the transaction at a price of $1.60 per share. ImmvaRx will be issued 350,000 shares of the Company, a two year warrant to purchase up to 1,000,000 Ordinary Shares of the Company at an exercise price ranging from $1.00 to $1.25 per share and a 30 month warrant to be issued 14,650,000 Ordinary Shares at a per share exercise price of the Ordinary Shares' nominal value and which may only be exercised following the completion of the tender offer. The parties also agreed to negotiate the transfer of ImmvaRx's cancer diagnostics and therapies business to the Company against additional shares.

Gamida, the Company's largest shareholder, has agreed to tender its shares in this tender offer. Following completion of the tender offer, ImmvaRx will have the right to exercise its warrant to purchase 14,650,000 shares of the Company, and Gamida will have the right to purchase all of Healthcare's subsidiaries and affiliates for an aggregate of $7.2 million.

The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of all governmental and other consents and approvals and the approval of the Audit Committee, the Board of Directors and shareholders. There is no assurance as to whether the transaction will occur.


SELLING SHAREHOLDER REGISTRATION


On August 19, 2003, the Company completed the registration of 4,111,612 ordinary shares for sale by various shareholders, including Gamida, pursuant to the filing of a registration statement on Form F-3 (File No. 333-99601) with the U.S. Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION REGARDING RELATED PARTY TRANSACTIONS SEE THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

                 MATTERS RELATING TO THE ANNUAL GENERAL MEETING

          At the Meeting, the shareholders will be asked to vote on the following proposals:


                                 PROPOSAL NO. 1
           ELECTION OF TWO CLASS B DIRECTORS AND TWO CLASS D DIRECTORS

Currently, the directors of the Company, and the classes in which they serve are as follows:


Name                            Age          Position with the Company
----                            ---          -------------------------
Daniel Kropf                    56           Chairman of the Board of Directors and
                                             Director (Class D)
Moshe Reuveni                   48           Chief Executive Officer and Director
                                             (Class A)
Yacob Ofer                      55           Director (Class D)
Rolando Eisen                   62           Director (Class C)
Eliezer Helfan                  60           Director (Class C)
Israel Amir                     62           Director (Class B)
Ethan Rubinstein                62           Director (Class A)
Varda Rotter                    57           External Director
Elan Penn                       53           External Director
Samuel Penchas                  65           Director (Class B)

The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the External Directors to be appointed and hold office in accordance with the provisions of the Companies Law and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two Directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in 1999, Class B directors were to hold office initially for a term expiring at the AGM convened in 2000, Class C directors to hold office initially for a term expiring at the AGM to convene in 2001 and Class D directors to hold office initially for a term expiring at the AGM to convene in 2002.

At each AGM as of and following the AGM convened for 1999, the successors to the class of Directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose term of office has expired may be re-elected.

In the event of any election of directors in accordance herewith increasing the number of directors then holding office up to the maximum number provided above (i.e. eight), the additional directors, and in the event of any vacancy on the Board of Directors due to death, resignation, removal, disqualification or any other cause, the successors to fill the vacancies, shall be elected only by a majority of the directors then in office. Directors appointed to newly created directorships in the manner provided above resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or any other cause shall hold office for a term expiring at the next AGM at which term of the class to which they have been elected expires.

In light of the aforementioned, at the Meeting, the incumbent Class B Directors, Mr. Israel Amir and Prof. Samuel Penchas, nominees of the Company's Board of Directors for re-election as Class B Directors and the incumbent Class D Directors, Messrs. Daniel Kropf and Yacob Ofer, nominees of the Company's Board of Directors for re-election as Class D Directors will be presented to the shareholders for re-election, to serve as Class B Directors and Class D Directors respectively, pursuant to the provisions of the Company's Articles of Association.

Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also serves as an external director in the Israeli company Dan Vehicle & Transportation DRD.R.T Ltd. listed on the Tel Aviv Stock Exchange and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Teleseker-Policy Ltd., Signal Source Research (Israel 1999) Ltd. and Tele-Gal Ltd.). Mr. Amir has been practicing since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

Prof. Samuel Penchas was elected to serve as a Director by the Board of Directors on July 22, 2004. Amongst others, Prof. Penchas has served as Director General of Hadassah Medical Organization, a Professor of Health Care Administration at the Hebrew University - Hadassah Medical School, a member of the American Hospital Association and American Public Health Association, a member of the board of directors of Bank Le'umi Le Israel, and a Lt. Colonel in the Israeli army as a Divisional Medical Officer.

Mr. Daniel Kropf has served as Chairman of the Board of Directors since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of two, non-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.


In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT MR. ISRAEL AMIR AND PROF. SAMUEL PENCHAS ARE HEREBY ELECTED AS CLASS B DIRECTORS AND MESSRS. DANIEL KROPF AND YACOB OFER ARE HEREBY ELECTED AS CLASS D DIRECTORS, EACH TO SERVE IN HIS RESPECTIVE OFFICE SUBJECT TO THE PROVISIONS OF THE COMPANY'S ARTICLES OF ASSOCIATION."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority (as defined above in this proxy statement).


THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                 PROPOSAL NO. 2
                          ELECTION OF EXTERNAL DIRECTOR

Pursuant to the Companies Law, Israeli companies with shares that have been offered to the public inside or outside of Israel are required to appoint two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term "affiliation" includes:
o    an employment relationship;
o    a business or professional relationship maintained on a regular basis;
o    control of the company; and
o    service as an office holder.

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's Board must include at least one external director and both external directors must be members of the Audit Committee

In October 2001, the Company's shareholders appointed Professor Varda Rotter as an External Director and her term of office expired in October 2004. The Company's Board of Directors have approved the nomination of Prof. Rotter for re-election as an External Director for an additional term.

Prof. Varda Rotter received her B.Sc. and M.Sc. degrees from Bar-Ilan University in 1969 and 1971, respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976. Following postdoctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute's Department of Cell Biology. In 1985, she was appointed Associate Professor and in 1992, Full Professor and has thereafter served such in the Weizmann Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells. Prof. Rotter is the incumbent of the Norman and Helen Asher Professorial Chair in Cancer Research at the Weizmann Institute.


In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT PROFESSOR VARDA ROTTER IS HEREBY ELECTED AS EXTERNAL DIRECTOR OF THE COMPANY PURSUANT TO THE COMPANIES LAW."

The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary and One-Third Non-Controlling Shareholders Majority (as defined in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                 PROPOSAL NO. 3

   APPROVAL OF THE TERMS OF THE PROFESSIONAL SERVICES AGREEMENT BETWEEN GAMIDA
                     FOR LIFE (ISRAEL) LTD. AND THE COMPANY

Following approval by the Board of Directors and the Audit Committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of one hundred and twenty thousand US dollars ($120,000) or (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "FEES") to Gamida Israel for the services of Mr. Daniel Kropf, as Active Chairman of the Board of Directors and Chief Executive Officer. The Fees are payable on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees are mutually terminable upon ninety (90) days prior written notice by either the Company or Gamida Israel. The Fees are paid in consideration for Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 and until September 2004 have been $10,000 per month, based on an aggregate of one hundred and twenty thousand US dollars ($120,000) per annum.

On November 1, 2004 and On November 4, 2004, the Audit Committee and the Board of Directors, respectively, resolved that, effective as of January 1, 2004, the annual services fees payable by the Company to Gamida Israel with respect to the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "EFFECTIVE AS OF JANUARY 1, 2004, THE ANNUAL SERVICE FEES PAYABLE BY THE COMPANY TO GAMIDA ISRAEL IN CONSIDERATION FOR THE SERVICES OF MR. DANIEL KROPF AS CHAIRMAN OF THE BOARD OF DIRECTORS SHALL BE $120,000 PER ANNUM, SUCH FEES TO CONTINUE TO BE PAID ON A MONTHLY BASIS PLUS VAT AT THE RATE LEGALLY APPLICABLE AT THE TIME OF PAYMENT, AND BOTH SAID SERVICES AND THE PAYMENT OF SUCH FEES TO REMAIN MUTUALLY TERMINABLE UPON NINETY (90) DAYS' PRIOR WRITTEN NOTICE BY EITHER THE COMPANY OR GAMIDA ISRAEL."

The ratification and approval by the shareholders for the above resolution requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined above in this proxy statement).

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined above in this proxy statement) in connection with this resolution as a condition for his or her vote to be counted with respect to this resolution. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this resolution, his or her vote with respect to this resolution will be disqualified.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                 PROPOSAL NO. 4
                      RE-GRANTING OF OPTIONS TO YACOB OFER

The Company's 2000 Plan was approved by the Audit Committee and General Shareholder's Meeting in July 2000. On August 28, 2003 the Board of Directors approved an amendment to the 2000 Plan, pursuant to amendments to the Israeli Income Tax Ordinance regarding options that had come into effect (as detailed above under "Security Ownership of Management").

On August 24,2004, the Audit Committee and the Board of Directors approved the re-granting to Yacob Ofer of options to purchase up to 62,500 Ordinary Shares pursuant to Section 102 of the Israel Tax Ordinance (the "OPTIONS"), on the following terms: (i) the exercise price is $0.86 per share; (ii) The Options will vest over a three year period as follows: one-third of the Options will vest with the holder at the end of the 1st year from the date of grant (the "GRANT DATE"), one third of the Options will vest with the holder at the end of the 2nd year from the Grant Date and a third of the Options will vest with the holder at the end of the 3rd year from the Grant Date; (iii) The Options will no longer be exercisable 180 days from the date of termination of Yacob Ofer's employment.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED TO APPROVE THE RE-GRANTING TO YACOB OFER OF OPTIONS TO PURCHASE UP TO 62,500 ORDINARY SHARES PURSUANT TO SECTION 102 OF THE ISRAEL TAX ORDINANCE, AT AN EXERCISE PRICE OF $0.86 PER ORDINARY SHARE, ON THE TERMS APPROVED BY THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                 PROPOSAL NO. 5
                     APPROVAL OF PAYMENTS TO ELIEZER HELFAN

The Board of Directors and the Audit Committee, have approved the engagement of Eliezer Helfan, Adv., a member of the Board of Directors, for the provision of legal services with respect to the Company's investment in Procognia and the dilution of the Company's holdings following a round of investments in Procognia during 2003, in consideration for $6,000.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "TO APPROVE THE ENGAGEMENT OF ELIEZER HELFAN, ADV., A MEMBER OF THE BOARD OF DIRECTORS, FOR THE PROVISION OF LEGAL SERVICES WITH RESPECT TO THE COMPANY'S INVESTMENT IN PROCOGNIA AND THE DILUTION OF THE COMPANY'S HOLDINGS FOLLOWING A ROUND OF INVESTMENTS IN PROCOGNIA DURING 2003, IN CONSIDERATION FOR $6,000."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 6

                    APPROVAL OF PAYMENTS TO ETHAN RUBINSTEIN

The Board of Directors and the Audit Committee, have approved the engagement of Prof. Ethan Rubinstein a member of the Board of Directors, to attend Procognia's board meeting in London regarding Company's investment in Procognia and the dilution of the Company's holdings following a round of investments in Procognia during 2003, including his expenses incurred therewith amounting to $2,000.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "TO APPROVE THE ENGAGEMENT OF PROF. ETHAN RUBINSTEIN, A MEMBER OF THE BOARD OF DIRECTORS, TO ATTEND PROCOGNIA'S BOARD MEETING IN LONDON REGARDING COMPANY'S INVESTMENT IN PROCOGNIA AND THE DILUTION OF THE COMPANY'S HOLDINGS FOLLOWING A ROUND OF INVESTMENTS IN PROCOGNIA DURING 2003, INCLUDING HIS EXPENSES INCURRED THEREWITH AMOUNTING TO $2,000."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                 PROPOSAL NO. 7
                     APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Audit Committee has authorized the appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent certified public accountants of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee shall fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services.

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

     "RESOLVED, TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2004 AND FOR THE PERIOD COMMENCING JANUARY 1, 2005 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS MEETING, AND TO AUTHORIZE THE AUDIT COMMITTEE OF BOARD OF DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     Ratification of the appointment of Kost, Forer, Gabbay & Kasierer requires the vote of an Ordinary Majority.

THE AUDIT COMMITTEE OF THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS RESOLUTION.


                                 PROPOSAL NO. 8
      REVIEW OF THE COMPANY'S BALANCE SHEET AS OF DECEMBER 31, 2003 AND THE
            CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED



     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statement of Income for the year then ended.






                                    * * * * *

     Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.





                             ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at WWW.SEC.GOV and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.



By order of the Board of Directors


Daniel Kropf
Chairman of the Board of Directors
November 14, 2004